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August 11, 2009
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:	Maryse Mills-Apenteng Morgan Youngwood Christine Davis
Re:	WebMD Health Corp.
Registration Statement on Form S-4
Filed July 10, 2009
File No. 333-160530
Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 0-51547

HLTH Corporation
Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 0-24975
Ladies and Gentlemen:
          On behalf of our client, HLTH Corporation (“HLTH”), and on behalf of WebMD Health Corp. (“WebMD”), set forth below are the responses of HLTH and WebMD to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 28, 2009 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Form 10-K and Form 10-K/A (the “WebMD Form 10-K/A”) for the Fiscal Year Ended December 31, 2008 and the Form
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August 11, 2009

10-Q for the Fiscal Quarter Ended March 31, 2009, filed by WebMD with the Commission, and the Form 10-K and Form 10-K/A (the “HLTH Form 10-K/A”) for the Fiscal Year Ended December 31, 2008 and the Form 10-Q for the Fiscal Quarter Ended March 31, 2009, filed by HLTH with the Commission.
          WebMD submitted to the Commission today, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), revising the Registration Statement to reflect its responses to the Staff’s comments, and submitted to the Commission yesterday, via EDGAR, a Form 10-Q (the “WebMD Second Quarter Form 10-Q”) for the Fiscal Quarter Ended June 30, 2009, incorporating, where necessary, additional information or amendments requested by the Staff. HLTH also submitted to the Commission yesterday, via EDGAR, a Form 10-Q (the “HLTH Second Quarter Form 10-Q”) for the Fiscal Quarter Ended June 30, 2009, incorporating, where necessary, additional information or amendments requested by the Staff. To assist the Staff in reviewing Amendment No. 1, we are delivering via hand delivery five copies of Amendment No. 1, all of which have been marked to show changes from the Registration Statement as filed with the Commission on July 10, 2009 along with five copies of each of the WebMD Second Quarter Form 10-Q and the HLTH Second Quarter Form 10-Q.
          For your convenience, the responses below follow the sequentially numbered comments from your letter of July 28, 2009. All pages referenced in the responses set forth below refer to page numbers in Amendment No. 1, the WebMD Form 10-K/A, the WebMD Second Quarter Form 10-Q, the HLTH Form 10-K/A and the HLTH Second Quarter Form 10-Q, as applicable.
WebMD Health Corp.
Form S-4
Opinion of HLTH’s Financial Advisor, Raymond James & Associates, page 64
1.	Please disclose the compensation received and to be received by Raymond James & Associates in connection with rendering the fairness opinion. Separately identify the compensation that is contingent upon consummation of the merger. In addition, disclose the compensation received by Raymond James in connection with the proposed merger entered into on February 20, 2008 that was later terminated. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Response:

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 70 of Amendment No. 1.
Part II
Undertakings, page II-1
2.	Please provide the undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K.

August 11, 2009

Response:

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages II-2 and II-3 of Amendment No. 1.
Form of Proxy
3.	Please file the forms of proxy as appendices at the end of your next amendment. See Rules 14a-4(a)(3) and 14a-6(a) and (b). In addition, please revise to indicate that the proxy cards are marked as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

Response:

The forms of proxy card have been filed as appendices at the end of Amendment No. 1 and have been marked as “Preliminary Copies” in response to this comment.
Form 10-K for the Fiscal Year Ended December 31, 2008
Intellectual Property, page 26
4.	Please tell us whether you are materially dependent on one or more of your patents or third-party license agreements. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Response:

While WebMD has received patents relating to certain aspects of its business (primarily relating to its private portal services), WebMD confirms that it is not materially dependent on any one or more of those patents in conducting its business. While WebMD licenses technology, software and content from numerous third parties, WebMD confirms that it is not dependent on any specific license agreement or group of license agreements and that it believes that it could, if needed, license similar technology, software and content from various other third party providers on commercially reasonable terms.
Cash Flows, page 65
5.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statements of cash flows. Your disclosure should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, including material changes in working capital items, your discussion should focus on the underlying reasons for the changes as well as their reasonably likely impact on future cash flows. As part of your response, tell us how you considered disclosing the days sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

August 11, 2009

Response:

WebMD has provided additional disclosure in the Liquidity and Capital Resources section of the MD&A within the WebMD Second Quarter 10-Q, on page 38, to address the Staff’s comments related to the primary drivers of WebMD’s cash flows. WebMD did not disclose the days sales outstanding as part of its cash flow discussion, as the DSO calculation was fairly consistent for the balance sheets as of December 31, 2008 and 2007 and the balance sheets as of June 30, 2009 and 2008 and, therefore, it was not a significant factor to be considered when addressing the comparability of the cash flows for the six month periods ended June 30, 2009 and 2008.
Consolidated Statements of Operations, page F-6
6.	Tell us whether you calculate basic and diluted earnings per share (“EPS”) for each class of common stock in accordance with paragraph 6l.d of SFAS 128. If basic and fully diluted earnings per share for Class A and Class B common stock are the same, you should provide transparent disclosure to that effect on your statements of operations and in your footnote disclosure. Tell us and revise future filings to describe the dividend rights for each class of common stock. See paragraph 4 of SFAS 129. Also, note that while the computation of diluted EPS for Class A shares should assume conversion of Class B shares, diluted EPS for Class B shares should not assume conversion of those shares. Your footnotes should clearly set out how the numerators and denominators were determined in computing basic and diluted EPS for each class of common stock.

Response:

WebMD has calculated and disclosed basic and diluted earnings per share in accordance with paragraph 61.d of SFAS 128. Basic and fully diluted earnings per share for the WebMD’s Class A and Class B Common Stock are the same. As disclosed in WebMD’s periodic reports, the Class B shares have different voting rights than the Class A shares, and the Class B shares are convertible into Class A shares, on a one-for-one basis, at any time at the option of the holder of the Class B shares and will automatically convert on the fifth anniversary of WebMD’s initial public offering. Aside from the voting rights and the convertibility feature of the Class B shares, the two shares of stock are identical, including with respect to dividend rights. WebMD has provided additional disclosure in Note 1 to its financial statements included within the WebMD Second Quarter Form 10-Q, on page 9, which states explicitly that earnings per share for each class of common stock are the same, which explain the amounts included in the numerator and denominator of the earnings per share calculation and which more fully describe the differences and similarities of the Class A and Class B shares, including the identical dividend rights.

August 11, 2009

Form 10-K/A for the Fiscal Year Ended December 31, 2008
Discussion of Compensation Policies, page 15
7.	Please clarify your disclosure regarding how the WebMD Compensation Committee determined 2008 compensation. Specifically, please refer to the statement that reads in part “With respect to 2008 compensation, the Compensation Committee took into account recommendations made by the Chairman of the Board and the Chief Executive Officer of WebMD....” It is unclear from this statement what role the executive officers have in setting compensation for other executive officers or for themselves.

Response:

Since the preliminary joint proxy statement/prospectus included in Amendment No. 1, relates to the Annual Meetings of both HLTH and WebMD and, accordingly, contains similar disclosure regarding compensation policies as was contained in the HLTH Form 10-K/A and the WebMD Form 10-K/A, as the case may be, WebMD and HLTH have added disclosure on pages 139, 140, 207 and 208 of Amendment No. 1 in response to this Comment to clarify the process by which recommendations to the Compensation Committees are made and to clarify that the compensation of all of the executive officers of HLTH and WebMD is determined by their Compensation Committees, in their discretion. HLTH and WebMD confirm that future filings will, when similar disclosure is made, reflect the clarifications being made in response to this Comment.
Use of Specific Types of Compensation in 2008, page 16
8.	We note your statement that a “flexible annual bonus process” is preferred by you in part because it allows the compensation committee to consider “goals of any type set by the board and communicated to senior management at any point in the year.” Please note that to the extent you rely on goal-setting or targets to determine any portion of compensation at any point during the course of the year for which you are reporting compensation, you may be operating under an incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K, the results of which should be disclosed in column (g) of the summary compensation table. Furthermore, the goals or targets of any such plan would need to be discussed in your Compensation Discussion and Analysis, as appropriate. See Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regskinterp.htm. Please confirm your understanding. Please note that this comment also applies to the disclosure in HLTH Corporation’s Form 10-K/A for the Fiscal Year Ended December 31, 2008.

Response:

HLTH and WebMD confirm that, as previously disclosed in the HLTH Form 10-K/A and the WebMD Form 10-K/A, as the case may be, and currently reflected in the preliminary joint proxy statement/prospectus included in Amendment No. 1, the annual bonuses for

August 11, 2009

their executive officers were not tied to quantitative financial performance targets set in advance or to any other specific target or goal set in advance. Instead, as contemplated by the flexible annual bonus process chosen by the Compensation Committees and described in those filings, the Compensation Committees retained, at the time they determined 2008 annual bonuses in February 2009, complete discretion (a) to consider any criteria they determined to be appropriate (whether or not previously discussed with senior management of the companies) and (b) to grant bonuses in any amount that they determined to be appropriate or to grant no bonuses at all. The companies’ performance for 2008, including financial performance, was considered by the Compensation Committees, but such consideration was based on the Compensation Committee’s subjective assessment of such performance, in hindsight after year end. Discussions between members of the Compensation Committees and members of HLTH and WebMD senior management during 2008 regarding goals or expectations for the companies’ performance, which happened as part of the regular process of management reporting to the Boards of Directors, did not create any restriction on the complete discretion of the Compensation Committees in setting the amounts of the 2008 annual bonuses after year end or in any way limit the criteria that the Compensation Committees could choose to consider in making 2008 annual bonus determinations. Accordingly, HLTH and WebMD believe that the 2008 annual bonuses were not granted under an incentive plan and that the existing disclosure provides a clear and accurate description of the annual bonus process, as implemented by the Compensation Committees.
Bonuses Paid by HLTH to WebMD Named Executive Officers, page 18
9.	We note that other than the committee chairperson, you have not disclosed the names of the committee members of the HLTH compensation committee, even though the HLTH compensation committee establishes the compensation of two of WebMD’s named executive officers. Please tell us how you determined that the names of the HLTH committee members need not be disclosed.

Response:

Since the preliminary joint proxy statement/prospectus included in Amendment No. 1 relates to the Annual Meetings of both HLTH and WebMD and, accordingly, contains disclosure regarding executive compensation of HLTH and WebMD, we have added disclosure that identifies the members of the Compensation Committee of the other company (on page 209 for HLTH and on page 140 for WebMD), along with appropriate cross-references to additional information regarding the Compensation Committee of the other company and its members.

August 11, 2009

HLTH Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Consolidated Balance Sheets, page F-5
10.	We note that you have presented all assets and liabilities of discontinued operations as current on your consolidated balance sheets. Please explain your basis for this presentation and refer to the authoritative guidance that supports your presentation. In this regard, we note that certain of these assets and liabilities are long-term in nature.

Response:

The assets of the discontinued operations are classified as “Assets of discontinued operations” under the asset section of the balance sheet and the liabilities of the discontinued operations are classified as “Liabilities of discontinued operations” under the liability section of the balance sheet. This classification is consistent with paragraph 46 of SFAS No. 144 which states: “A long-lived asset classified as held for sale shall be presented separately in the statement of financial position. The assets and liabilities of a disposal group classified as held for sale shall be presented separately in the asset and liability sections, respectively, of the statement of financial position. Those assets and liabilities shall not be offset and presented as a single amount.” The assets and liabilities are classified as current within the respective asset and liability sections of the balance sheet as it is anticipated that the assets of the disposal group, and their related liabilities, will be sold and therefore realized in cash, within an expected one-year period from the balance sheet date, as referenced by Accounting Research Bulletin No. 43: Restatement and Revision of Accounting Research Bulletins.

Furthermore, the major classes of assets and liabilities of the discontinued operations were disclosed in the footnotes as required by the last sentence of paragraph 46: “The major classes of assets and liabilities classified as held for sale shall be separately disclosed either on the face of the statement of financial position or in the notes to financial statements.”
Consolidated Statements of Operations, page F-6
11.	Please explain your basis for classifying the 2008 gain on the sale of EBS Master LLC within income from continuing operations before income tax provision (benefit) and refer to the authoritative guidance that supports your presentation. In this regard, we note that this presentation is inconsistent with your presentation of the equity in earnings of EBS Master LLC which is classified below income from continuing operations before income tax provision (benefit).

Response:

HLTH referred to Rule 5-03 of Regulation S-X, which indicates the various line items which should appear on the face of the income statement, as a basis for the statement of operations classification of the “gain on sale of EBS Master LLC” and the “equity in

August 11, 2009

earnings of EBS Master LLC.” Item 10 of Rule 5-03 refers to the subtotal line of the statement of operations titled “income or loss before income tax expense.” Above this subtotal line is item 7, which states “state separately in the income statement or in a note thereto amounts earned from...(c) profits on securities.” HLTH associated this description with the gain on sale of EBS Master LLC, which resulted from the sale of its partnership units in that entity which is separate in nature from its equity in earnings of EBS Master LLC which related to HLTH’s portion of EBS’s earnings during the period. Accordingly, HLTH included this line item above the “income or loss before income tax expense” line item on its statement of operations. Below item 10 within Rule 5-03 is item 12, which refers to “Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons.” Accordingly, HLTH included its equity in earnings from EBS Master LLC below the “income or loss before income tax expense” line in its statement of operations.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Porex, page 11
12.	We note that you announced your intention to divest the Porex segment in February 2008 and as a result began classifying the Porex business as a discontinued operation. Please tell us about the status of the divestiture process for Porex. Tell us how you considered paragraph 30(d) of SFAS 144 when concluding that it was appropriate to report Porex’s operations as a discontinued operation. In this regard, we note that it has been over a year since the decision to sell was made and the business has not yet been sold.

Response:

Although paragraph 30(d) of SFAS 144 requires the probable disposition of the discontinued entity within one year of the decision to sell, paragraph 30(d) provides an exception to this one year requirement to the extent the Company’s facts and circumstances are consistent with one of the situations described in paragraph 31. Specifically, paragraph 31(c) states the following:
“If during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, a long-lived asset (disposal group) previously classified as held for sale is not sold by the end of that period and (1) during the initial one-year period the entity initiated actions necessary to respond to the change in circumstances, (2) the asset (group) is being actively marketed at a price that is reasonable given the change in circumstances, and (3) the criteria in paragraph 30 are met.”
During the initial one-year period following the February 2008 decision to sell Porex, HLTH actively solicited offers to purchase Porex, and had entered into negotiations with several potential buyers. However, as a result of the significant disruptions in the financial markets and the deterioration in the economy that began in the latter half of last year, and their effect on sales of businesses in general and specific potential buyers for Porex (including

August 11, 2009

buyers who required financing to complete a transaction), HLTH has not yet been able to complete the divestiture. However, the Porex business continues to be actively marketed at a price that is reasonable given the change in market conditions, and which is lower than the price HLTH originally expected to receive when it began soliciting offers. HLTH is being assisted by Jefferies & Company, Inc., a financial services firm HLTH retained to assist it in the divestiture process. Accordingly, HLTH believes the conditions in paragraph 31(c) for an exception to the one-year requirement in paragraph 30(d) have been met and the other conditions in paragraph 30 continue to be met. HLTH continues to monitor the classification of its discontinued operations at each financial reporting period.

HLTH has provided additional disclosure in the MD&A section of the HLTH Second Quarter Form 10-Q, on page 44, regarding the status of the sale process of Porex as described above.
* * * * * *

August 11, 2009

          If you have any questions related to this letter, please do not hesitate to contact the undersigned at (212) 848-8008 or by fax at (646) 848-8008 or Stephen T. Giove of Shearman & Sterling LLP at (212) 848-7323 or by fax at (646) 848-7323.
Very truly yours,
/s/ Robert M. Katz
Robert M. Katz

cc:	Charles A. Mele, HLTH Corporation Lewis H. Leicher, HLTH Corporation Douglas W. Wamsley, WebMD Health Corp. Stephen T. Giove, Shearman & Sterling LLP William M. Hartnett, Cahill Gordon & Reindel LLP